2nd AMENDMENT TO

SUB-ADVISORY AGREEMENT AMENDMENT

This 2nd Amendment dated as of November 30, 2017 (the “Amendment”) to the Sub-Advisory Agreement dated May 1, 2016 (the “Agreement”), is between Lincoln Investment Advisors Corporation, a Tennessee corporation (the “Adviser”), and Milliman Financial Risk Management LLC, a Delaware limited liability company (the “Sub-Adviser”).

WHEREAS, the Adviser currently serves as the investment adviser to the Funds listed on Schedule A of the Agreement; and

WHEREAS, Schedule A has been amended to reflect the current list of Funds for which the Sub-Advisor serves as sub-adviser.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the Agreement is amended as follows:

1.    Schedule A shall be deleted and replaced with the attached Schedule A.

2.    All other terms and provisions of the Agreement not amended herein shall remain in full force and effect.

3.    This Agreement may be executed in two or more counterparts, which together shall constitute one instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized officers, as of the day and year first above written.

Lincoln Investment Advisors Corporation		Milliman Financial Risk Management LLC

By:	/s/ Jayson R. Bronchetti	By:	/s/ Adam Schenck

Name: Jayson R. Bronchetti		Name: Adam Schenck

Title: President		Title: Principal & Managing Director

SCHEDULE A

Funds and Fee Schedule

The Adviser shall compensate the Sub-Adviser for services rendered to a Fund at the specified annual rate for such Fund as follows and as set forth in the table below and otherwise in accordance with the terms of this Agreement, as either may be amended from time to time:

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